

July 2, 2013

Via E-mail
Mr. David P. Suleski
Chief Financial Officer
Rare Element Resources Ltd.
225 Union Blvd., Suite 250
Lakewood, Colorado 80228

> **Re:** **Rare Element Resources Ltd.**
> **Registration Statement on Form S-3**
> **Filed June 11, 2013**
> **File No. 333-189235**

Dear Mr. Suleski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Counsel opines under the laws of the Province of British Columbia and the federal laws of Canada that the debt securities will constitute valid and binding obligations of the company, and that the guarantees will constitute valid and binding obligations of the subsidiaries. However, the filed indentures omit the governing law provision. Please advise us why this provision has been omitted and what you intend to do if the indentures are not governed by the laws of British Columbia. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 for guidance.

2. We note that you have limited your legality opinion to the laws of the Province of British Columbia and the federal laws of Canada despite the possible inclusion of a guaranty by Rare Element Resources, Inc., a Wyoming corporation. Please provide an appropriate

legality opinion regarding the applicable laws of Wyoming. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19 for guidance.

3. Please revise the legality opinion to remove the qualification found in paragraph (e) under the heading Qualifications on page nine. Please also confirm that you will file an updated and appropriately unqualified legal opinion upon conducting any shelf takedowns under this registration statement. Please refer to Section II.B.2.a of Staff Legal Bulletin No. 19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shaz Niazi at (202) 551-3121 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director